Exhibit 16

April 1, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Gentlemen:

We have read Item 4.01 of Form 8-K dated April 1, 2005, of Monolithic System Technology, Inc. and are in agreement with the statements contained in the first sentence of paragraph one and the second, third and fifth paragraphs on page two therein.  We have no basis to agree or disagree with the other statements of the registrant contained therein

/s/ Ernst & Young LLP